Exhibit(a)(1)
July 16, 2008

Dear Stockholder:

On behalf of the Board of Directors of Motive, Inc. (“Motive”), I am pleased to inform you that on June 16, 2008 Motive entered into a merger agreement with Lucent Technologies Inc. (“Lucent Technologies”) and its wholly owned acquisition subsidiary, Magic Acquisition Subsidiary Inc. (“Purchaser”). Pursuant to the merger agreement, Purchaser has commenced a tender offer to purchase all of the issued and outstanding shares of Motive’s common stock, par value $.001 per share (each, a “Share”), for $2.23 per Share in cash to the seller without interest and less required withholding taxes.

The tender offer is conditioned upon, among other things, the valid tender of a number of Shares equaling not less than 17,639,096 Shares, which represents approximately 58.3% of our issued and outstanding Shares (including for this purpose the 2.5 million Shares to be issued in connection with the previously announced settlement of our securities class action lawsuit (the “Settlement Shares”)); provided that Purchaser may decrease such number to a level not less than the sum of (x) 15,493,417 Shares, which represents approximately 51.2% of our issued and outstanding Shares (including for this purpose the Settlement Shares), plus (y) the total number of Shares issued or to be issued between June 16, 2008 and the closing of the tender offer in response to certain elections to exercise options or warrants to purchase Shares. Following completion of the tender offer, Purchaser will be merged into Motive, and all Shares not purchased pursuant to the tender offer (other than shares held by dissenting stockholders, if applicable) will be converted into the right to receive in cash the same per Share price of $2.23 as paid in the tender offer without interest and less required withholding taxes.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2008, unless extended in accordance with the terms of the merger agreement.

The Motive Board of Directors has approved the merger agreement, has determined that the tender offer and the merger are fair to, and in the best interests of, the Motive stockholders and recommends that you accept the offer and tender your shares pursuant to the tender offer.

In arriving at its recommendation, our Board of Directors gave careful consideration to a number of factors that are described in the enclosed solicitation/recommendation statement on Schedule 14D-9, which is being filed with the Securities and Exchange Commission. The Schedule 14D-9 contains important information and we urge you to read it carefully before making a decision to tender your Shares. Among the matters considered by our Board was the opinion of Thomas Weisel Partners LLC that, as of June 16, 2008 and subject to the assumptions made, matters considered and limitations on the review undertaken, all as set forth in the opinion, the $2.23 in cash per share to be received by the stockholders of Motive in the tender offer and the merger was fair, from a financial point of view, to such holders. The full text of this opinion is attached to the enclosed Schedule 14D-9 as Annex B and we urge you to read it carefully and in its entirety.

In addition to the attached Schedule 14D-9 relating to the tender offer, also enclosed are Purchaser’s Offer to Purchase, dated July 16, 2008, and related materials, including a Letter of Transmittal for use in tendering Shares. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares. We urge you to read these materials and consider them carefully before making a decision to tender your shares.

Sincerely,
Alfred Mockett
Chairman of the Board and
Chief Executive Officer